March 1, 2007
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	MetLife, Inc. Form 10-K for fiscal year ended December 31, 2005 File No. 1-15787
Dear Mr. Rosenberg:
Subsequent to our letter dated December 21, 2006, where we cleared Comments #1 and #2 to your letter dated September 25, 2006 (the “Comment Letter”) regarding MetLife, Inc.’s (the “Company’s”) Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Form 10-K”) we have had further discussions with Frank Wyman of the Staff regarding the Company’s contractual obligations disclosure, the subject of Comment #3. This letter sets forth our final response to Comment #3, including an example of the contractual obligations disclosure to which we have agreed. As it relates to Comments #1 and #2 we have also included examples of the disclosures to which we agreed during our discussions resolving the comments.
Comment #1
Summary of Critical Accounting Estimates, page 60
1.	We believe your disclosure could be improved to better explain the judgments and uncertainties in applying critical accounting estimates for DAC and VOBA and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please provide us in disclosure-type format the financial statement impact that reasonably likely changes in key assumptions underlying the December 31, 2005 estimates may have on financial position and results of operations. Refer to Section V of Financial Reporting Release No. 72.
Response to Comment #1
We will add the expanded disclosure with respect to DAC and VOBA, as set forth in Exhibit 1, to the Company’s 2006 Annual Report on Form 10-K (the “2006 Form 10-K”). “Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates.”
For purposes of the Company’s Form 10-Q filing for the quarter ended September 30, 2006 we revised our DAC and VOBA critical estimates disclosure to include a substantial portion of the expanded information. Such disclosures were included within “Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates.”

Comment #2
Discussion of Results, page 67
2.	Given the apparent significance of “interest spreads” to your operating results for the institutional and individual segments, we believe that your disclosure could be improved. Please provide to us, in disclosure-type format, the following information for each of these segments.
•	Quantify the dollar impact on operating results that corresponds to the percentage “interest spread” for each period presented.
•	Describe how you compute “yield on invested assets” and quantify the resulting dollar amount used to determine the “interest spread” for each period presented.
•	Describe how you compute “interest rate used to credit on certain liabilities” and quantify the resulting dollar amount used to determine the “interest spread” for each period presented.
•	Describe the factors that you considered in determining the expected range for “interest spreads” for each period presented. Explain why you used different “interest spreads” for 2004 in your comparisons of Institutional segment operating results for 2005/2004 and 2004/2003.
•	Explain more specifically the factors underlying the change in “interest spread” and the variance between the expected and actual spreads for each period presented. We note that for non-medical health & other business, the actual spread was 3.38% for 2005 and 3.06% for 2004 as compared to the expected spread range of 1.3 to 1.6% at December 31, 2005 and 1.3 to 1.5% at December 31, 2004.
Response to Comment #2
In responding to your comment, we will revise our disclosure within the Institutional and Individual segments by removing references to interest spread percentages (Income from Continuing Operations section of MD&A) and replacing them with a more comprehensive disclosure of the two principal components of the Company’s interest margins. This revised disclosure will include the impact that the changes in invested assets and the change in the related investment yields have on net investment income (Revenues section of MD&A) as well as the impact that changes in policyholder liabilities and their crediting rates have on interest credited (Expenses section of MD&A). We believe this format will enhance the understanding of the linkage between the income statement lines and their associated contribution to interest margins.
We will implement this revised format in the 2005 and 2006 MD&As of the 2006 Form 10-K. For illustrative purposes, attached as Exhibits 2 and 3 are the Institutional and Individual segment MD&As, respectively, from the 2005 Form 10-K, revised to reflect the new format.

Comment #3
Liquidity and Capital Resources, Contractual Obligations, page 94
3.	You state that “liabilities for future policy benefits of $82.4 billion and policyholder account balances of $113.4 billion both at December 31, 2005 have been excluded from the table” because in general the insurable event (e.g., death or disability) or triggering event has not yet occurred. However, you also make extensive use of asset/liability matching processes, whereby you “regularly reevaluate estimates used in determining the approximate amounts and timing of payments to and or on behalf of policy holders for insurance liabilities.” These capabilities appear to indicate that you regularly estimate the information described in Item 303(a)(5) of Regulation S-K. Please provide us a revised table including estimates for the amount and timing of payments related to the excluded amounts or explain more specifically for each product line why you are unable to provide this information in the table of contractual obligations.
Response to Comment #3
We will expand our contractual obligations disclosure in the 2006 Form 10-K as set forth in Exhibit 4. The format of this disclosure will be included in our 2006 Form 10-K.
If we may be of assistance in answering any questions that may arise in connection with the Staff’s review of our response letter, please call me at (212) 578-8846.
* * * * *
Sincerely,
/s/ Joseph J. Prochaska, Jr.
Joseph J. Prochaska, Jr.
Executive Vice President and
Chief Accounting Officer

cc:	C. Robert Henrikson William J. Wheeler

Exhibit 1
Deferred Policy Acquisition Costs and Value of Business Acquired
The Company incurs significant costs in connection with acquiring new and renewal insurance business. The costs that vary with and relate to the production of new business are deferred as DAC. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition. VOBA represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.
DAC for property and casualty insurance contracts is amortized on a pro rata basis over the applicable contract term or reinsurance treaty.
DAC and VOBA on life insurance or investment type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.
The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance, non-medical health insurance, and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.
The Company amortizes DAC related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The Company has no VOBA associated with such contract types. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. For participating contracts (dividend paying traditional contracts within the closed block) future gross margins are also dependent upon changes in the policyholder dividend obligation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to impact significantly the rate of DAC amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins exceed the previously estimated gross margins, DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins.
The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits exceed the previously estimated gross profits, DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company’s long-term expectation produce higher account balances, which increases the Company’s future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company’s long-term expectation. The Company’s practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. We monitor these changes and only change the assumption when our long-term expectation changes. The effect of an increase/(decrease) by 100 basis points in the assumed future rate of return is reasonably likely to result in a decrease/(increase) in the DAC and VOBA balances of approximately $70 million for this factor.
The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.
Over the past two years, the Company’s most significant assumption updates resulting in a change to expected future gross margins and profits and the amortization of DAC and VOBA have been updated due to revisions to expected future investment returns, expenses, in-force or persistency assumptions and policyholder dividends on contracts included within the Individual Business segment. We expect these assumptions to be the ones most reasonably likely to cause significant changes in the future. Changes in these assumptions can be offsetting and we are unable to predict their movement or offsetting impact over time.
The following chart illustrates the effect on DAC and VOBA within the Company’s Individual segment of changing each of the respective assumptions during the years ended December 31, 2005 and 2004:

	2005	2004
Investment Return	xx	xx
Expense	xx	xx
In-force/Persistency	xx	xx
Policyholder Dividends and Other	xx	xx

Total	xx	xx

As of December 31, 2005 and 2004 DAC and VOBA were $19.7 billion and $14.3 billion, respectively.

Exhibit 2
YEAR ENDED DECEMBER 31, 2005 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2004 — INSTITUTIONAL
Income from continuing operations increased by $92 million, or 7%, to $1,400 million for the year ended December 31, 2005 from $1,308 million for the comparable 2004 period. The acquisition of Travelers accounted for $73 million of this increase, which includes $57 million, net of income taxes, of net investment losses. Excluding the impact of the Travelers acquisition, income from continuing operations increased by $19 million, or 1%, from the comparable 2004 period.
An increase in interest margins of $124 million, net of income taxes, compared to the prior year period contributed to the increase in income from continuing operations. Management attributes this increase primarily to the retirement & savings and the non-medical health & other businesses of $81 million and $44 million, both net of income taxes, respectively. Interest margin is the difference between interest earned and interest credited to policyholders. Interest earned approximates net investment income on investable assets attributed to the segment with minor adjustments related to the consolidation of certain separate accounts and other minor non-policyholder elements. Interest credited is the amount attributed to insurance products, recorded in policyholder benefits, and the amount credited to policyholder account balances for investment-type products recorded in interest credited to policyholders’ account balances. Interest credited on insurance products reflects the current period impact of the interest rate assumptions established at issuance or acquisition. Interest credited to policyholders’ account balances is subject to contractual terms, including some minimum guarantees. This tends to move gradually over time to reflect market interest rate movements and may reflect actions by management to respond to competitive pressures. And, therefore, generally does not introduce volatility in expense.
The increase in interest margins is partially offset by a decrease of $57 million, net of income taxes, in net investment gains (losses), which is partially offset by a decrease of $10 million, net of income taxes, in policyholder benefits and claims related to net investment gains (losses). Also contributing to the decline in income from continuing operations is a $14 million charge, net of income taxes, related to an adjustment recorded on DAC associated with certain long-term care products in 2005 and a reduction of a premium tax liability of $31 million, net of income taxes, recorded in 2004. Underwriting results decreased by $7 million, net of income taxes, compared to the prior year. This decline is primarily due to less favorable results of $27 million, net of income taxes, in retirement & savings and a $24 million, net of income taxes, decrease in non-medical health & other. These unfavorable results were partially offset by an improvement of $44 million, net of income taxes, in group life’s underwriting results, primarily due to favorable claim experience. Underwriting results are generally the difference between the portion of premium and fee income intended to cover mortality, morbidity or other insurance costs less claims incurred and the change in insurance-related liabilities. Underwriting results are significantly influenced by mortality, morbidity, or other insurance-related experience trends and the reinsurance activity related to certain blocks of business and, as a result, can fluctuate from period to period. In addition, increases in operating expenses, which include higher expenses related to the Travelers integration, have more than offset the remaining growth in premiums, fees and other revenues.
Total revenues, excluding net investment gains (losses), increased by $2,790 million, or 17%, to $18,774 million for the year ended December 31, 2005 from $15,984 million for the comparable 2004 period. The acquisition of Travelers accounted for $855 million of this increase. Excluding the impact of the Travelers acquisition, total revenues, excluding net investment gains (losses), increased by $1,935 million, or 12%, from the comparable 2004 period. This increase is comprised of growth in premiums, fees and other revenues of $1,266 million and higher net investment income of $669 million. The increase of $1,266 million in premiums, fees, and other revenues is largely due to an increase in non-medical health & other of $520 million, primarily due to growth in the disability, dental and accidental death and dismemberment (“AD&D”) products of $360 million. In addition, continued growth in the long-term care business contributed $138 million, of which $25 million is related to the 2004 acquisition of TIAA/CREF’s long-term care business. Group life insurance premiums, fees and other revenues increased by $481 million, which management primarily attributes to improved sales and favorable persistency, as well as a significant increase in premiums from two large customers. Retirement & savings premiums, fees and other revenues increased by $265 million, which is largely due to growth in premiums, resulting primarily from an increase of $166 million in structured settlement sales and $107 million in pension close-outs. Premiums, fees and other revenues from retirement & savings products are significantly influenced by large transactions, and as a result, can fluctuate from period to period. The increase in net investment income of $669 million management attributes to $442 million solely from growth in the average asset base, primarily driven by sales particularly in guaranteed interest contracts and the structured settlement business and $227 million from an increase in higher income from corporate and real estate joint ventures interest on the growth of allocated capital, and securities lending activities across the businesses and higher short-term interest rates.
Total expenses increased by $2,497 million, or 18%, to $16,658 million for the year ended December 31, 2005 from $14,161 million for the comparable 2004 period. The acquisition of Travelers accounted for $658 million of this increase. Excluding the impact of the acquisition of Travelers, total expenses increased by $1,839 million, or 13%, from the comparable 2004 period. This increase is comprised of higher policyholder benefits and claims of $1,278 million, an increase in interest credited to policyholder account balances of $334 million and an increase in other expenses of $227 million. The increase in policyholder benefits and claims of $1,278 million is attributable to a $482million, a $452 million, and a $344 million increase in the non-medical health & other, group life, and retirement & savings businesses, respectively. These increases are predominantly attributable to the business growth referenced in the revenue discussion above. The increase in policyholder benefits and claims in the non-medical health & other business include the impact of the acquisition of TIAA/CREF of $43 million. These increases include $2 million and $18 million of policyholder benefits and claims related to Hurricane Katrina in the group life and non-medical health & other business, respectively. Management attributes the increase in interest credited to policyholder account balances of $334 million to $229 million from an increase in average crediting rates, which is largely due to the impact of higher short-term rates in the current year period and $105 million solely from growth in the average policyholder account balance, primarily resulting from guaranteed interest contracts within the retirement & savings business. The rise in other expenses of $227 million is primarily due to higher non-deferrable volume-related expenses of $61 million, which are largely associated with business growth, an increase of $39 million in corporate support expenses, and $43 million of Travelers-related integration costs, principally incentive accruals. In addition, expenses increased as a result of the impact of a $49 million benefit recorded in the second quarter of 2004, which is related to a reduction in a premium tax liability. Expenses also increased by $22 million related to an adjustment of DAC for certain long-term care products in 2005.

Exhibit 3
YEAR ENDED DECEMBER 31, 2005 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2004 — INDIVIDUAL
Income from continuing operations increased by $344 million, or 40%, to $1,208 million for the year ended December 31, 2005 from $863 million for the comparable 2004 period. The acquisition of Travelers accounted for $96 million of the increase which includes $66 million, net of income taxes, of net investment losses. Included in the Travelers results is a charge for the establishment of an excess mortality reserve related to group of specific policies. In connection with MetLife’s acquisition of Travelers, the Company has performed reviews of Travelers underwriting criteria in its effort to refine its estimated fair values for the purchase allocation. As a result of these reviews and actuarial analyses, and to be consistent with MetLife’s existing reserving methodologies, the Company has established an excess mortality reserve on a specific group of policies. This resulted in a charge of $20 million, net of income taxes, to fourth quarter results. The Company expects to complete its reviews and refine its estimate of the excess mortality reserve by June 30, 2006. Excluding the impact of the acquisition of Travelers, income from continuing operations increased by $248 million, or 29%, for the comparable 2004 period. Included in this increase are net investment losses of $26 million, net of income taxes.
An increase in interest margins of $117 million, net of income taxes, compared to the prior year period contributed to the increase in income from continuing operations. Interest margin relates primarily to the general account portion of investment type products. Management attributes $92 million of this increase to the deferred annuity business and remainder of $25 million to the other investment type products. Interest margin is the difference between interest earned and interest credited to policyholders related to the general account on these businesses. Interest earned approximates net investment income on invested assets attributed to these businesses with net adjustments for other non-policyholder elements. Interest credited approximates the amount recorded in interest credited to policyholders’ account balances. Interest credited to policyholders’ account balances is subject to contractual terms, including some minimum guarantees, and may reflect actions by management to respond to competitive pressures. Interest credited to policyholders’ account balances tends to move gradually over time to reflect market interest rate movements, subject to any minimum guarantees, and therefore generally does not introduce volatility in expense.
Fee income from separate account products increased by $126 million, net of income taxes, primarily related to growth in the business and favorable market conditions. Favorable underwriting results in life products contributed $37 million, net of income taxes, to the increase in income from continuing operations. Underwriting results are generally the difference between the portion of premium and fee income intended to cover mortality, morbidity or other insurance costs less claims incurred and the change in insurance-related liabilities. Underwriting results are significantly influenced by mortality, morbidity, or other insurance-related experience trends and the reinsurance activity related to certain blocks of business and, as a result, can fluctuate from period to period. The decrease in the closed-block related policyholder dividend obligation of $27 million, net of income taxes, lower annuity net guaranteed benefit costs of $12 million, net of income taxes, and lower DAC amortization of $6 million, net of income taxes, all contributed to the increase. These increases in income from continuing operations are partially offset by lower net investment income on blocks of business that are not driven by interest margins of $19 million, net of income taxes. The increase in income from continuing operations is partially offset by higher expenses of $10 million, net of income taxes, primarily due to higher operating costs offset by the impact of revisions to certain expense, premium tax and policyholder liability estimates in the current year and certain asset write- offs in the prior year. Additionally, offsetting the increase in income from continuing operations, is a revision to the estimate for policyholder dividends of $9 million, net of income taxes, which occurred in the prior year. The changes in tax rates between years accounted for a decrease in income from continuing operations of $15 million.
Total revenues, excluding net investment gains (losses), increased by $1,528 million, or 12%, to $13,990 million for the year ended December 31, 2005 from $12,462 million for the comparable 2004 period. The acquisition of Travelers accounted for $975 million of the increase. Excluding the impact of the acquisition of Travelers, total revenues, excluding net investment gains (losses) increased by $553 million, or 4%, to $13,015 million for the year ended December 31, 2005 from $12,462 million for the comparable 2004 period. This increase includes higher fee income primarily from variable annuity and universal life products of $239 million resulting from a combination of growth in the business and improved overall market performance. Policy fees from variable life and annuity and investment-type products are typically calculated as a percentage of the average assets in policyholder accounts. The value of these assets can fluctuate depending on equity performance. In addition, management attributes higher premiums of $170 million in 2005 to the active marketing of income annuity products. Although premiums associated with the Company’s closed block of business continue to decline, as expected, by $94 million, an increase in premiums of $130 million from other life products more than offset the decline of the closed block. Included in the premium increase of the other life products is the impact of growth in the business and a new reinsurance strategy where more business is retained.
Net investment income increased by $108 million. Net investment income from the general account portion of investment type products increased by $136 million which was partially offset by a decrease of $28 million on other businesses. Management attributes $75 million of this increase to corporate and real estate joint venture income and bond and commercial mortgage prepayment fees partially offset by a decline in bond yields as well as $61 million due to growth in the average asset base.
Total expenses increased by $876 million, or 8%, to $12,137 million for the year ended December 31, 2005 from $11,261 million for the comparable 2004 period. The acquisition of Travelers accounted for $761 million of the increase. Excluding the impact from the acquisition of Travelers, total expenses increased by $115 million, or 1%, to $11,376 million for the year ended December 31, 2005 from $11,261 million for the comparable 2004 period. Higher expenses are primarily the result of higher policyholder benefits primarily due to the increase in future policy benefits of $207 million, commensurate with the net increase in premium on annuity and life products discussed above, partially offset by $5 million due to better mortality in life products. Also partially offsetting the increase in policyholder benefits was a reduction in the closed block-related policyholder dividend obligation of $41 million and a benefit of $18 million associated with the hedging of guaranteed annuity benefit riders. The reduction in the closed block-related policyholder dividend obligation was driven by lower net investment income, offset by higher realized gains in the closed block.
Interest credited to policyholder account balances decreased by $45 million due primarily to a $41 million decrease on the general account portion of investment type products. Management attributes this decrease to lower crediting rates of $91 million partially offset by $50 million solely due to growth in the average policyholder account balances.
In addition, total expenses increased by $13 million due to a revision in the estimate of policyholder dividends in the prior period. Other expenses increased primarily due to higher corporate incentive expenses of $60 million and higher general spending of $28 million. The current year includes revisions to prior period estimates for certain expense, premium tax and policyholder liabilities which reduce the current year expenses while the prior period includes certain asset write-offs which increased the prior year expenses. The impact of these two items resulted in a decrease in other expenses of $73 million. Also offsetting the increase in other expenses is lower DAC amortization of $9 million resulting from net investment losses and adjustments for management’s update of assumptions used to determine estimated gross margins partially offset by growth in the business.

Exhibit 4
The following table summarizes the Company’s major contractual obligations as of December 31, 2006:

					More Than
				More Than	Three Years
				One Year and	and Less
			Less Than One	Less Than	Than Five	More Than
Contractual Obligations		Total	Year	Three Years	Years	Five Years
				(In millions)

Future policy benefits	(1)	$321,852	$5,982	$8,864	$10,160	$296,846
Policyholder account balances	(2)	176,106	25,386	28,884	23,022	98,814
Other policyholder liabilities	(3)	10,139	7,574	94	114	2,357
Short-term debt	(4)	1,457	1,457	—	—	—
Long-term debt	(4)	18,069	647	1,807	2,147	13,468
Junior subordinated debt securities	(4)	6,618	210	2,440	214	3,754
Shares subject to mandatory redemption	(4)	350	—	—	—	350
Payables for collateral under securities loaned and other transactions	(5)	45,846	45,846	—	—	—
Commitments to lend funds	(6)	8,934	6,716	1,446	397	375
Operating leases	(7)	2,165	247	394	318	1,206
Other	(8)	7,827	7,285	—	—	542

Total		$599,363	$101,350	$43,929	$36,372	$417,712

1)	Future policyholder benefits include liabilities related to traditional whole life policies, term life policies, closeout and other group annuity contracts, structured settlements, master terminal funding agreements, single premium immediate annuities, long-term disability policies, individual disability income policies, long-term care policies and property and casualty contracts.

Included within future policyholder benefits are contracts where we are currently making payments and will continue to do so until the occurrence of a specific event such as death as well as those where the timing of a portion of the payments has been determined by the contract. Also included are contracts where we are not currently making payments and will not make payments until the occurrence of an insurable event, such as death or illness, or where the occurrence of the payment triggering event, such as a surrender of a policy or contract, which is outside the control of the Company. We have estimated the timing of the cash flows related to these contracts based on historical experience as well as our expectation of future payment patterns.

Liabilities related to accounting conventions, or which are not contractually due, such as shadow liabilities, excess interest reserves and property and casualty loss adjustment expenses of $1.7 billion have been excluded from amounts presented in the table above.

Amounts presented in the table above, excluding those related to property and casualty contracts, represent the estimated cash payments for benefits under such contracts including assumptions related to the receipt of future premiums and assumptions related to mortality, morbidity, policy lapse, renewal, retirement, inflation, disability incidence, disability terminations, policy loans and other contingent events as appropriate to the respective product type. Payments for case reserve liabilities and incurred but not reported liabilities associated with property and casualty contracts of $2.2 billion have been included using an estimate of the ultimate amount to be settled under the policies based upon historical payment patterns. The ultimate amount to be paid under property and casualty contracts is not determined until the Company reaches a settlement with the claimant, which may vary significantly from the liability or contractual obligation presented above especially as it relates to incurred but not reported liabilities. All estimated cash payments presented in the table above are undiscounted as to interest, net of estimated future premiums on policies currently in-force, and gross of any reinsurance recoverable. The more than five years category displays estimated payments due for periods extending for more than 100 years from the present date.

The sum of the estimated cash flows shown for all years in the table of $321.9 billion exceeds the liability amount of $127.5 billion included on the consolidated balance sheet principally due to the time value of money, which accounts for at least 80% of the difference, as well as differences in assumptions, most significantly mortality, between the date the liabilities when were initially established and the current date.

For the majority of the Company’s insurance operations, estimated contractual obligations for future policyholder benefits and policyholder account balance liabilities as presented in the table above are derived from the annual asset adequacy analysis used to develop actuarial opinions of statutory reserve adequacy for state regulatory purposes. These cash flows are materially representative of the cash flows under generally accepted accounting principles.

Actual cash payments to policyholders may differ significantly from the liabilities as presented in the consolidated balance sheet and the estimated cash payments as presented in the table above due to differences between actual experience and the assumptions used in the establishment of these liabilities and the estimation of these cash payments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — The Company — Asset/Liability Management.”

2)	Policyholder account balances include liabilities related to conventional guaranteed investment contracts, guaranteed investment contracts associated with formal offering programs, funding agreements, individual and group annuities, total control accounts, bank deposits, individual and group universal life, variable universal life and company owned life insurance.

Included within policyholder account balances are contracts where the amount and timing of the payment is essentially fixed and determinable. These amounts relate to policies where we are currently making payments and will continue to do so as well as those where the timing of the payments has been determined by the contract. Other contracts involve payment obligations where the timing of future payments is uncertain and where we are not currently making payments and will not make payments until the occurrence of an insurable event, such as death, or where the occurrence of the payment triggering event, such as a surrender of or partial withdrawal on a policy or deposit contract, which is outside the control of the Company. We have estimated the timing of the cash flows related to these contracts based on historical experience as well as our expectation of future payment patterns.

Excess interest reserves representing purchase accounting adjustments of $836 million have been excluded from amounts presented in the table above as they represent an accounting convention and not a contractual obligation.

Amounts presented in the table above represent the estimated cash payments to be made to policyholders undiscounted as to interest and including assumptions related to the receipt of future premiums and deposits; withdrawals, including unscheduled or partial withdrawals; policy lapses; surrender charges; annuitization; mortality; future interest credited; policy loans and other contingent events as appropriate to the respective product type. Such estimated cash payments are also presented net of estimated future premiums on policies currently in-force and gross of any reinsurance recoverable. For obligations denominated in foreign currencies cash payments have been estimated using current spot rates.

The sum of the estimated cash flows shown for all years in the table of $176.1 billion exceeds the liability amount of $133.5 billion included on the consolidated balance sheet principally due to the time value of money, which accounts for at least 80% of the difference, as well as differences in assumptions between the date the liabilities when were initially established and the current date.

See also comments under footnote 1 regarding the source and uncertainties associated with the estimation of the contractual obligations related to future policyholder benefits and policyholder account balances.

3)	Other policyholder liabilities is comprised of other policyholder funds, policyholder dividends payable and the policyholder dividend obligation. Amounts included in the table above related to these liabilities as follows:
a)	Other policyholder funds includes liabilities for incurred but not reported claims and claims payable on group term life, long-term disability, long-term care, and dental; policyholder dividends left on deposit and policyholder dividends due and unpaid related primarily to traditional life and group life and health; premiums received in advance. Liabilities related to unearned revenue of approximately $1.6 billion have been excluded from the cash payments presented in the table above because they reflect an accounting convention and not a contractual obligation. With the exception of policyholder dividends left on deposit — and those items excluded as noted in the preceding sentence — the contractual obligation presented in the table above related to other policyholder funds is equal to the liability reflected in the consolidated balance sheet. Such amounts are reported in the one year or less category due to the short-term nature of the liabilities. Contractual obligations on policyholder dividends left on deposit are projected based on assumptions of policyholder withdrawal activity.

b)	Policyholder dividends payable consists of liabilities related to dividends payable in the following calendar year on participating policies. As such, the contractual obligation related to policyholder dividends payable is presented in the table above in the less than one year category at the amount of the liability presented in the consolidated balance sheet.

c)	The nature of the policyholder dividend obligation is described in Note 9 to the Consolidated Financial Statements. Because the exact timing and amount of the ultimate policyholder dividend obligation is subject to significant uncertainty and the amount of the policyholder dividend obligation is based upon a long-term projection of the performance of the closed block, management has reflected the obligation at the amount of the liability presented in the consolidated balance sheet in the more than five year category. This was done to reflect the long-duration of the liability and the uncertainty of the ultimate cash payment.
4)	Amounts presented in the table above for short-term debt, long-term debt, junior subordinated debt securities and shares subject to mandatory redemption differ from the balances presented on the consolidated balance sheet as the amounts presented in the table above do not include premiums or discounts upon issuance or purchase accounting fair value adjustments. The amounts presented above also include interest on such obligations as described below.

Short-term debt consists principally of 90-day commercial paper, with a remaining maturity of approximately 16 days, and carries a variable rate of interest. The contractual obligation for short-term debt presented in the table above represents the amounts due upon maturity of the commercial paper plus the related variable interest which is calculated using the prevailing rates at December 31, 2006 through the date of maturity without consideration of any further issuances of commercial paper upon maturity of the amounts outstanding at December 31, 2006.

Long-term debt bears interest at fixed and variable interest rates through their respective maturity dates. Interest on fixed rate debt was computed using the stated rate on the obligations through maturity. Interest on variable rate debt is calculated using prevailing rates at December 31, 2006 and, as such, does not consider the impact of future rate movements.

Junior subordinated debt bears interest at fixed interest rates through their respective redemption dates. Interest was computing using the stated rate on the obligation through the scheduled redemption date as it is the Company’s expectation that the debt will be redeemed at that time. Inclusion of interest payments on junior subordinated debt through the final maturity date would increase the contractual obligation by $4.5 billion.

Shares subject to mandatory redemption bears interest at fixed interest rates through their respective mandatory redemptions dates. Interest on shares subject to mandatory redemption was computed using the stated fixed rate on the obligation through maturity.

Long-term debt also includes payments under capital lease obligations of $11 million, $24 million, $3 million and $24 million, in the less than one year, one to three years, three to five years and more than five years categories, respectively.

5)	The Company has accepted cash collateral in connection with securities lending and derivative transactions. As the securities lending transaction expire within the next year or the timing of the return of the collateral is uncertain, the return of the collateral has been included in the less than one year category in the table above. The Company also holds non-cash collateral, which is not reflected as a liability in the consolidated balance sheet, of $453 million as of December 31, 2006.

6)	The Company commits to lend funds under mortgage loans, partnerships, bank credit facilities and bridge loans. In the table above, timing of the funding of mortgage loans, bank credit facilities and bridge loans is based on the expiration date of the commitment. As it relates to commitments to lend funds to partnerships, the Company anticipates that these amounts could be invested in these partnerships any time over the next five years; however, as the timing of the fulfillment of the obligation cannot be predicted such obligations are presented in the current in the less than one year category in the table above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements.”

7)	As a lessee, the Company has various operating leases, primarily for office space. Contractual provisions exist that could increase or accelerate those leases obligations presented, including various leases with early buyouts and/or escalation clauses. However, the impact of any such transactions would not be material to the Company’s financial positions or results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements.”

8)	Other includes those other liability balances which represent contractual obligations as well as other miscellaneous contractual obligations of $67 million not included elsewhere in the table above.

Other liabilities presented in the table above is principally comprised of amounts due under reinsurance arrangements, payables related to securities purchased but not yet settled, securities sold short, accrued interest on debt obligations, fair value of derivative obligations, deferred compensation arrangements, guaranty liabilities, the fair value of forward stock purchase contracts, as well as general accruals and accounts payable due under contractual obligations. If the timing of any of the other liabilities was sufficiently uncertain, the amounts were included within the less than one year category.

The other liabilities presented in the table above differs from the amount presented in the consolidated balance sheet by $5.2 billion due to the exclusion of items such as minority interests, legal contingency reserves, pension and postretirement benefit obligations, taxes due other than income tax, accrued severance and employee incentive compensation and other liabilities such as deferred gains and losses. Such items have been excluded from the table above as they represent accounting conventions or are not liabilities due under contractual obligations.

The net funded status of the Company’s pension and other postretirement liabilities included within other liabilities has been excluded from the amounts presented in the table above. Rather, the amounts presented represent the discretionary contributions of $150 million to be made by the Company to the pension plan in 2007 and the discretionary contributions of $132 million, based on the next year’s expected gross benefit payments to participants, to be made by the Company to the postretirement benefit plans during 2007. Virtually all contributions to the pension and postretirement benefit plans are made by the insurance subsidiaries of the Holding Company with little impact on the Holding Company’s cash flows.

See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements.”
Separate account liabilities are excluded from the table above. Separate account liabilities represent the fair market value of the funds that are separately administered by the Company. Generally, the separate account owner, rather than the Company, bears the investment risk of these funds. The separate account liabilities are legally segregated and are not subject to the claims that arise out of any other business of the Company. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statements of income. The separate account liabilities will be fully funded by cash flows from the separate account assets.
We also enter into agreements to purchase goods and services in the normal course of business; however, these purchase obligations are not material to our consolidated results of operations or financial position as of December 31, 2006.
Additionally, we have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans, and capitalization. All material intercompany transactions have appropriately been eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate departments of insurance as required.